Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

NOTICE TO SHAREHOLDERS

São Paulo, January 07, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market in general that the Company’s Board of Directors Meeting, held on this date, approved the distribution of dividends by the Company in the total amount of BRL 1,000,000,000.00 (one billion reais), at the ratio of BRL 0.741168104 per Company share, considering the number of “ex-treasury” shares on the present date, declared “ad referendum” of the General Meeting that approves the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings ascertained in the 3rd trimester of 2021 and in compliance with the net income calculated on the semi-annual balance sheet dated June 30, 2022, even after the resolution at the Company’s Extraordinary General Meeting, held on October 25, 2021, which approved the full offsetting of the Company’s accumulated losses, through partial deduction of the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends will be made on January 27, 2022, in national currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on January 18, 2022, inclusive. The Company’s shares shall be traded “ex-dividend” as of January 19, 2022, inclusive.

The shareholders will have their credits available according to the bank domicile provided to Itaú Corretora de Valores Mobiliários S.A., institution responsible for bookkeeping the Company’s shares.

For shareholders whose registration does not contain the registration of the Individual Taxpayer Registration Number (CPF) or General Taxpayers’ Registry (CNPJ) or the indication of “Bank/Agency/Current Account”, the dividends will only be credited after the registration update and within the terms determined by Itaú Corretora de Valores Mobiliários S.A.

Regarding holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE (“ADR”), the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon.

There will be no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

The Investor Relations team is available for any further clarification, by calling +55 (11) 3503-9330 and by email ri@suzano.com.br.

São Paulo, January 07, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer